CANADIAN NATURAL RESOURCES LIMITED

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024
NOVEMBER 5, 2025

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS

As at	Note	Sep 30 2025	Dec 31 2024
(millions of Canadian dollars, unaudited)
ASSETS
Current assets
Cash and cash equivalents		$113	$131
Accounts receivable		3,745	4,126
Inventory		2,769	2,793
Prepaids and other		467	279
Current portion of other long-term assets	5	87	76
		7,181	7,405
Exploration and evaluation assets	2	2,729	2,526
Property, plant and equipment	3	73,368	73,414
Lease assets	4	1,363	1,394
Other long-term assets	5	948	620
		$85,589	$85,359
LIABILITIES
Current liabilities
Accounts payable		$1,326	$1,079
Accrued liabilities		4,154	4,525
Current income taxes payable		540	92
Current portion of long-term debt	6	829	2,400
Current portion of other long-term liabilities	7	1,464	1,535
		8,313	9,631
Long-term debt	6	16,439	16,419
Other long-term liabilities	7	10,379	9,302
Deferred income taxes		9,997	10,539
		45,128	45,891
SHAREHOLDERS' EQUITY
Share capital	9	11,317	11,064
Retained earnings		28,909	28,103
Accumulated other comprehensive income	10	235	301
		40,461	39,468
		$85,589	$85,359
Commitments and contingencies (note 14)

Approved by the Board of Directors on November 5, 2025.

Canadian Natural Resources Limited	1	Three and nine months ended September 30, 2025

CONSOLIDATED STATEMENTS OF EARNINGS

(millions of Canadian dollars, except per common share amounts, unaudited)		Three Months Ended		Nine Months Ended
	Note	Sep 30 2025	Sep 30 2024	Sep 30 2025	Sep 30 2024
Product sales	15	$11,070	$10,401	$33,457	$30,445
Less: royalties		(1,554)	(1,508)	(4,304)	(4,257)
Revenue		9,516	8,893	29,153	26,188
Expenses
Production		2,220	1,949	6,751	6,085
Blending and feedstock		1,970	1,830	6,215	5,840
Transportation		721	515	2,081	1,444
Depletion, depreciation and amortization (1)	3,4	3,211	1,598	6,846	4,780
Administration		152	126	455	376
Share-based compensation	7	63	(46)	97	235
Asset retirement obligation accretion	7	95	97	276	291
Interest and other financing expense		93	154	589	450
Risk management loss (gain)	13	214	(21)	86	35
Foreign exchange loss (gain)		290	(118)	(556)	235
Gain on acquisition	3	—	—	(80)	—
Gain from investments		—	—	—	(56)
		9,029	6,084	22,760	19,715
Earnings before taxes		487	2,809	6,393	6,473
Current income tax expense	8	419	389	1,368	1,310
Deferred income tax (recovery) expense	8	(532)	154	(492)	195
Net earnings		$600	$2,266	$5,517	$4,968
Net earnings per common share
Basic	12	$0.29	$1.07	$2.64	$2.33
Diluted	12	$0.29	$1.06	$2.63	$2.31
(1)Depletion, depreciation and amortization expense for the three and nine months ended September 30, 2025 includes $1,258 million for revisions to abandonment and decommissioning costs in the North Sea (note 3).

Canadian Natural Resources Limited	2	Three and nine months ended September 30, 2025

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three Months Ended		Nine Months Ended
(millions of Canadian dollars, unaudited)	Sep 30 2025	Sep 30 2024	Sep 30 2025	Sep 30 2024
Net earnings	$600	$2,266	$5,517	$4,968
Items that may be reclassified subsequently to net earnings
Net change in derivative financial instruments designated as cash flow hedges
Unrealized income during the period, net of taxes of $1 million (2024 – $nil) – three months ended; $1 million (2024 – $nil) – nine months ended	9	1	15	1
Reclassification to net earnings, net of taxes of $1 million (2024 – $nil) – three months ended; $2 million (2024 – $nil) – nine months ended	(9)	(2)	(16)	(3)
	—	(1)	(1)	(2)
Foreign currency translation adjustment
Translation of net investment	30	(21)	(65)	30
Other comprehensive income (loss), net of taxes	30	(22)	(66)	28
Comprehensive income	$630	$2,244	$5,451	$4,996
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Nine Months Ended
(millions of Canadian dollars, unaudited)	Note	Sep 30 2025	Sep 30 2024
Share capital	9
Balance – beginning of period		$11,064	$10,712
Issued upon exercise of stock options		191	248
Previously recognized liability on stock options exercised for common shares		207	315
Purchase of common shares under Normal Course Issuer Bid		(145)	(225)
Balance – end of period		11,317	11,050
Retained earnings
Balance – beginning of period		28,103	28,948
Net earnings		5,517	4,968
Dividends on common shares	9	(3,686)	(3,354)
Purchase of common shares under Normal Course Issuer Bid, including tax	9	(1,025)	(1,915)
Balance – end of period		28,909	28,647
Accumulated other comprehensive income	10
Balance – beginning of period		301	172
Other comprehensive (loss) income, net of taxes		(66)	28
Balance – end of period		235	200
Shareholders' equity		$40,461	$39,897

Canadian Natural Resources Limited	3	Three and nine months ended September 30, 2025

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three Months Ended		Nine Months Ended
(millions of Canadian dollars, unaudited)	Note	Sep 30 2025	Sep 30 2024	Sep 30 2025	Sep 30 2024
Operating activities
Net earnings		$600	$2,266	$5,517	$4,968
Non-cash items
Depletion, depreciation and amortization	3,4	3,211	1,598	6,846	4,780
Share-based compensation		63	(46)	97	235
Asset retirement obligation accretion		95	97	276	291
Unrealized risk management loss	13	160	—	148	13
Unrealized foreign exchange loss (gain)		269	(148)	(677)	106
Gain from investments		—	—	—	(50)
Gain on acquisition	3	—	—	(80)	—
Deferred income tax (recovery) expense		(532)	154	(492)	195
Realized foreign exchange on financing activities (1)		54	—	77	135
Abandonment expenditures	7	(189)	(204)	(570)	(495)
Other		(223)	(35)	(342)	(44)
Net change in non-cash working capital		432	(680)	538	(180)
Cash flows from operating activities		3,940	3,002	11,338	9,954
Financing activities
Issuance of bank credit facilities and commercial paper, net	6	712	—	692	—
Repayment of other long-term debt	6	(823)	—	(1,699)	(1,008)
Payment of lease liabilities	4	(87)	(84)	(253)	(241)
Issue of common shares on exercise of stock options	9	40	21	191	248
Dividends on common shares		(1,228)	(1,118)	(3,645)	(3,319)
Purchase of common shares under Normal Course Issuer Bid	9	(309)	(741)	(1,155)	(2,109)
Cash flows used in financing activities		(1,695)	(1,922)	(5,869)	(6,429)
Investing activities
Net expenditures on exploration and evaluation assets	2,15	(63)	(8)	(120)	(73)
Net expenditures on property, plant and equipment	3,15	(2,061)	(1,341)	(5,222)	(4,010)
Net proceeds from investments		—	—	—	575
Net change in non-cash working capital		(110)	75	(145)	(173)
Cash flows used in investing activities		(2,234)	(1,274)	(5,487)	(3,681)
Increase (decrease) in cash and cash equivalents		11	(194)	(18)	(156)
Cash and cash equivalents – beginning of period		102	915	131	877
Cash and cash equivalents – end of period		$113	$721	$113	$721
Interest paid on long-term debt		$246	$174	$740	$481
Income taxes paid, net		$283	$322	$1,197	$957
(1)Realized foreign exchange on financing activities primarily relates to the repayment of US dollar denominated debt.

Canadian Natural Resources Limited	4	Three and nine months ended September 30, 2025

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts in millions of Canadian dollars, unless otherwise stated, unaudited)
1. ACCOUNTING POLICIES
Canadian Natural Resources Limited (the "Company") is a senior independent crude oil and natural gas exploration, development and production company. The Company's exploration and production operations are focused in North America, largely in Western Canada; the United Kingdom portion of the North Sea; and Côte d'Ivoire in Offshore Africa.
The Oil Sands Mining and Upgrading segment produces synthetic crude oil through bitumen mining and upgrading operations at Horizon Oil Sands ("Horizon") and through the Company's direct and indirect interest in the Athabasca Oil Sands Project ("AOSP").
Within Western Canada in the Midstream and Refining segment, the Company maintains certain activities that include pipeline operations, an electricity co-generation system and an investment in the North West Redwater Partnership ("NWRP"), a general partnership formed to upgrade and refine bitumen in the Province of Alberta.
The Company was incorporated in Alberta, Canada. The address of its registered office is 2100, 855 - 2 Street S.W., Calgary, Alberta, Canada.
These interim consolidated financial statements and the related notes have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34 "Interim Financial Reporting", following the same accounting policies as the audited consolidated financial statements of the Company as at December 31, 2024. These interim consolidated financial statements contain disclosures that are supplemental to the Company's annual audited consolidated financial statements. Certain disclosures normally required to be included in the notes to the annual audited consolidated financial statements have been condensed. These interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements and notes thereto for the year ended December 31, 2024.
During the first quarter of 2025, the Company revised its presentation of transportation expense and blending and feedstock costs, showing the expenses on a disaggregated basis in the consolidated statements of earnings. Previously the Company aggregated transportation, blending and feedstock costs. The revision provides users with more information to evaluate the Company's performance. The consolidated financial statements and related notes have been updated for all periods presented.
During the second quarter of 2025, the Company entered into a long-term natural gas supply agreement that contains an embedded derivative (note 13). Embedded derivatives are derivatives that are included in a non-derivative host contract. Embedded derivatives are recorded at fair value separately from the host contract when their economic characteristics and risks are not closely related to the host contract, except when the host contract is an asset.
Critical Accounting Estimates and Judgements
The Company has made estimates, assumptions, and judgements regarding certain assets, liabilities, revenues and expenses in the preparation of these interim consolidated financial statements, primarily related to unsettled transactions and events as of the date of these interim consolidated financial statements, including uncertainties around US imposed tariffs, and actual or potential Canadian countermeasures, both of which continue to evolve. For the nine months ended September 30, 2025, these trade actions caused market uncertainty and impacted the global economy, including the oil and gas industry. The Company has taken into account the impacts of the trade actions and the unique circumstances they have created in making estimates, assumptions, and judgements in the preparation of the interim consolidated financial statements and continues to monitor the developments in the business environment and commodity market. Accordingly, actual results may differ from estimated amounts, and those differences may be material.

Canadian Natural Resources Limited	5	Three and nine months ended September 30, 2025

2. EXPLORATION AND EVALUATION ASSETS

	Exploration and Production			Oil Sands Mining and Upgrading	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2024	$2,408	$—	$48	$70	$2,526
Additions / Acquisitions, net	212	—	—	—	212
Transfers to property, plant and equipment	(7)	—	—	—	(7)
Foreign exchange adjustments	—	—	(2)	—	(2)
At September 30, 2025	$2,613	$—	$46	$70	$2,729
3. PROPERTY, PLANT AND EQUIPMENT

	Exploration and Production			Oil Sands Mining and Upgrading	Midstream and Refining	Head Office	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2024	$88,964	$9,731	$5,023	$57,345	$495	$607	$162,165
Additions / Acquisitions, net	3,806	16	309	1,400	6	59	5,596
Transfers from exploration and evaluation assets	7	—	—	—	—	—	7
Change in asset retirement obligation estimates	—	1,007	—	—	—	—	1,007
Derecognitions (1)	(415)	(4)	—	(646)	—	—	(1,065)
Foreign exchange adjustments and other	—	(333)	(179)	—	—	—	(512)
At September 30, 2025	$92,362	$10,417	$5,153	$58,099	$501	$666	$167,198
Accumulated depletion and depreciation
At December 31, 2024	$62,010	$9,392	$3,885	$12,765	$229	$470	$88,751
Expense	3,287	85	75	1,863	13	21	5,344
Derecognitions (1)	(415)	(4)	—	(646)	—	—	(1,065)
Recoverability charge	—	1,258	—	—	—	—	1,258
Foreign exchange adjustments and other	1	(314)	(146)	1	—	—	(458)
At September 30, 2025	$64,883	$10,417	$3,814	$13,983	$242	$491	$93,830
Net book value
At September 30, 2025	$27,479	$—	$1,339	$44,116	$259	$175	$73,368
At December 31, 2024	$26,954	$339	$1,138	$44,580	$266	$137	$73,414
(1)An asset is derecognized when no future economic benefits are expected to arise from its continued use.

Canadian Natural Resources Limited	6	Three and nine months ended September 30, 2025

During the nine months ended September 30, 2025, the Company acquired a number of producing and non-producing crude oil and NGLs, and natural gas assets in the North America Exploration and Production segment. These transactions were accounted for using the business combination method of accounting and are summarized below.
Grande Prairie NGLs and Natural Gas Acquisition
In July 2025, the Company acquired certain producing and non-producing NGLs and natural gas assets in the Grande Prairie area in the North America Exploration and Production segment for cash consideration of $752 million, subject to final closing adjustments. Net assets acquired include exploration and evaluation assets of $36 million, property, plant and equipment of $733 million, and other assets of $3 million. The Company also assumed associated asset retirement obligations of $20 million. No net deferred tax liabilities were recognized on this transaction.
Palliser Block Crude Oil and NGLs, and Natural Gas Acquisition
During the second quarter of 2025, the Company acquired certain producing and non-producing crude oil and NGLs, and natural gas assets in the Palliser Block in the North America Exploration and Production segment, including exploration and evaluation assets of $119 million, property, plant and equipment of $457 million, net working capital of $76 million, deferred income tax assets of $80 million, and assumed asset retirement obligations of $350 million. Total cash consideration was approximately $302 million and is subject to final closing adjustments. The Company recognized a gain on acquisition of $80 million, representing the excess of the fair value of the net assets acquired compared to total purchase consideration.
Pro Forma Information
As a result of the Grande Prairie acquisition, revenue increased by approximately $80 million and net operating income (comprised of revenue less production and transportation expense) increased by approximately $40 million for the third quarter of 2025. Including the impact of depletion, depreciation and amortization, earnings before tax increased by approximately $10 million for the third quarter of 2025.
As a result of the Palliser Block acquisition, revenue increased by approximately $143 million and net operating income (comprised of revenue less production and transportation expenses) increased by approximately $72 million for the third quarter of 2025. Including the impact of depletion, depreciation and amortization, earnings before tax increased by approximately $27 million for the third quarter of 2025.
If the Grande Prairie and Palliser Block acquisitions had been completed on January 1, 2025, the Company estimates that pro forma revenue would have increased by approximately $739 million and pro forma net operating income (comprised of revenue less production and transportation expenses) would have increased by approximately $396 million for the nine months ended September 30, 2025. Including the impact of depletion, depreciation and amortization, the Company estimates earnings before taxes would have increased by approximately $188 million for the nine months ended September 30, 2025. Readers are cautioned that pro forma estimates are not necessarily indicative of the results of operations that would have resulted had the acquisitions actually occurred on January 1, 2025, or of future results. Pro forma results are based on historical information and reflect actual production in the period available for the assets as provided to the Company and do not include any synergies that have or may arise subsequent to the acquisition dates.
Other Acquisitions
For the three and nine months ended September 30, 2025, the Company also acquired a number of producing and non-producing crude oil and NGLs, and natural gas assets comprised of exploration and evaluation assets of $17 million, property, plant and equipment of $100 million, and assumed asset retirement and other obligations of $51 million for total cash consideration of $66 million.
Completion of Shell Swap Transaction
On November 1, 2025, subsequent to the third quarter of 2025, the Company completed the AOSP asset swap with Shell Canada Limited and affiliates (“Shell”). As a result of the transaction, the Company acquired the remaining 10% interest in the AOSP mines, associated reserves and additional working interests in a number of other non-producing oil sands leases in exchange for a 10% working interest in the Scotford Upgrader and Quest Carbon Capture and Storage (“Quest”) facilities. The Company now owns and operates 100% of the AOSP mines and retains a non-operated 80% working interest in the Scotford Upgrader and Quest. The transaction is effective March 1, 2025, and does not include any exchange of cash, except in respect to regular closing adjustments. As a result of the Company obtaining control of the AOSP mines, the swap is subject to accounting requirements for business combinations achieved in stages. The purchase price accounting will reflect the Company's revised interest in the assets and liabilities of the AOSP mines, the Scotford Upgrader and Quest. The Company is in the process of reviewing commercial agreements and obligations acquired in addition to the fair values of its existing and acquired interest.

Canadian Natural Resources Limited	7	Three and nine months ended September 30, 2025

North Sea Abandonment Activities
The Company is progressing its abandonment and decommissioning activities in the North Sea, including the tendering and awarding of contracts for the Ninian South Platform. Following a competitive bidding process in 2025, cost estimates have come in higher than originally budgeted. As a result, the Company has reviewed and updated estimates for abandonment and decommissioning costs for its North Sea assets, including the Ninian Central and South Platforms and T‑Block (comprising the Tiffany, Toni, and Thelma fields).
In addition, based on current and forecasted economic conditions, including commodity pricing and market egress for T‑Block volumes, the Company has determined that the T-Block assets are no longer economically viable. The Company is assessing alternatives for the potential acceleration of the T‑Block decommissioning plan.
As a result, at September 30, 2025, the Company recognized a non-cash charge of $695 million, comprised of additional abandonment costs for the Ninian field of $734 million, net of deferred tax recoveries of $359 million, and an additional charge of $524 million for T‑Block, net of deferred tax recoveries of $204 million, relating to current and forecasted economic conditions. The Company's estimate of its asset retirement obligations, including its long-term abandonment projects in the North Sea and associated tax recoveries, are subject to revision in future periods as abandonment activities progress.
4. LEASES
Lease assets

	Product transportation and storage	Field equipment and power	Offshore vessels and equipment	Office leases and other	Total
At December 31, 2024	$752	$468	$64	$110	$1,394
Additions	15	219	14	42	290
Depreciation	(66)	(136)	(24)	(18)	(244)
Derecognitions	—	(29)	(29)	—	(58)
Foreign exchange adjustments and other	(4)	(7)	(5)	(3)	(19)
At September 30, 2025	$697	$515	$20	$131	$1,363
Lease liabilities
The Company measures its lease liabilities at the discounted value of its lease payments during the lease term. Lease liabilities as at September 30, 2025 were as follows:

	Sep 30 2025	Dec 31 2024
Lease liabilities	$1,450	$1,464
Less: current portion	224	255
	$1,226	$1,209
Total cash outflows for leases for the three months ended September 30, 2025, including payments related to short-term leases not reported as lease assets, were $376 million (three months ended September 30, 2024 – $332 million; nine months ended September 30, 2025 – $1,108 million; nine months ended September 30, 2024 – $987 million). Interest expense on leases for the three months ended September 30, 2025 was $16 million (three months ended September 30, 2024 – $18 million; nine months ended September 30, 2025 – $47 million; nine months ended September 30, 2024 – $53 million).

Canadian Natural Resources Limited	8	Three and nine months ended September 30, 2025

5. OTHER LONG-TERM ASSETS

	Sep 30 2025	Dec 31 2024
Long-term prepayments, contracts and other (1)	$501	$313
Prepaid cost of service tolls	235	166
Long-term inventory	290	204
Risk management (note 13)	9	13
	1,035	696
Less: current portion	87	76
	$948	$620
(1)Includes physical product sales contracts, interest on Petroleum Revenue Tax ("PRT") and corporate tax recoveries in the North Sea (note 3), and the unamortized cost of contributions to the Company's employee bonus program.
The Company has a 50% equity investment in NWRP. NWRP operates a bitumen upgrader and refinery with an output capacity of approximately 80,000 barrels per day. The refinery processes approximately 50,000 barrels per day of bitumen feedstock, including 12,500 barrels per day of bitumen feedstock for the Company (25% toll payer) and 37,500 barrels per day of bitumen feedstock for the Alberta Petroleum Marketing Commission ("APMC") (75% toll payer), an agent of the Government of Alberta. The Company is unconditionally obligated to pay its 25% pro rata share of the debt component of the monthly fee-for-service toll over the 40-year tolling period until 2058 (note 14). Sales of diesel and refined products and associated refining tolls are recognized in the Midstream and Refining segment (note 15).
The carrying value of the Company's interest in NWRP is $nil, and as at September 30, 2025, the cumulative unrecognized share of the equity loss and partnership distributions from NWRP was $483 million (December 31, 2024 – $509 million). For the three months ended September 30, 2025, the Company's recovery of its share of unrecognized equity losses was $21 million (nine months ended September 30, 2025 – recovery of its share of unrecognized equity losses of $26 million; three months ended September 30, 2024 – recovery of unrecognized equity losses of $6 million; nine months ended September 30, 2024 – recovery of unrecognized equity losses of $45 million).
6. LONG-TERM DEBT

	Sep 30 2025	Dec 31 2024
Canadian dollar denominated debt, unsecured
Medium-term notes	$1,466	$1,466

US dollar denominated debt, unsecured
Bank credit facilities (September 30, 2025 – US$3,775 million; December 31, 2024 – US$3,393 million)	5,249	4,888
Commercial paper (September 30, 2025 – US$596 million; December 31, 2024 – US$467 million)	829	672
US dollar debt securities (September 30, 2025 – US$7,050 million; December 31, 2024 – US$8,250 million)	9,804	11,883
	17,348	18,909
Less: original issue discounts, net (1)	11	12
transaction costs (1) (2)	69	78
	17,268	18,819
Less: current portion of commercial paper	829	672
current portion of long-term debt (1) (2)	—	1,728
	$16,439	$16,419
(1)The Company has included unamortized original issue discounts and premiums, and directly attributable transaction costs in the carrying amount of the outstanding debt.
(2)Transaction costs primarily represent underwriting commissions charged as a percentage of the related debt offerings, as well as legal, rating agency, and other professional fees.

Canadian Natural Resources Limited	9	Three and nine months ended September 30, 2025

Bank Credit Facilities and Commercial Paper
As at September 30, 2025, the Company had undrawn revolving bank credit facilities of $4,201 million, and a fully drawn non-revolving term credit facility of $4,000 million. Details of these facilities are described below. The Company also has certain other dedicated credit facilities supporting letters of credit. As at September 30, 2025, the Company had $829 million drawn under its commercial paper program, and reserves capacity under its revolving bank credit facilities for amounts outstanding under this program.
▪a $100 million demand credit facility;
▪a $500 million revolving credit facility, maturing June 2027;
▪a $2,425 million revolving syndicated credit facility, maturing June 2027;
▪a $4,000 million non-revolving term credit facility, maturing December 2027; and
▪a $2,425 million revolving syndicated credit facility, maturing June 2028.
During the first quarter of 2025, the Company extended its $500 million revolving credit facility originally maturing February 2026 to June 2027.
Borrowings under the Company's credit facilities may be made by way of pricing referenced to CORRA, SOFR, US base rate or Canadian prime rate.
The Company's borrowings under its US commercial paper program are authorized up to a maximum of US$2,500 million.
The Company's weighted average interest rate on bank credit facilities and commercial paper outstanding as at September 30, 2025 was 4.9% (September 30, 2024 – $nil outstanding), and on total long-term debt outstanding for the nine months ended September 30, 2025 was 5.0% (September 30, 2024 – 4.9%).
As at September 30, 2025, letters of credit and guarantees aggregating to $802 million were outstanding (December 31, 2024 – $1,542 million).
Medium-Term Notes
In July 2023, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to $3,000 million of medium-term notes in Canada, which expired in August 2025. In August 2025, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to $3,000 million of medium-term notes in Canada, which expires in September 2027. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.
US Dollar Debt Securities
During the third quarter of 2025, the Company repaid US$600 million of 2.05% US dollar debt securities due July 2025.
During the first quarter of 2025, the Company repaid US$600 million of 3.90% US dollar debt securities due February 2025.
In July 2023, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to US$3,000 million of debt securities in the United States, which expired in August 2025. In August 2025, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to US$4,500 million of debt securities in the United States, which expires in September 2027. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.
In October 2025, subsequent to the third quarter of 2025, the Company filed a prospectus supplement to the base shelf prospectus. Under the prospectus supplement, up to US$1,500 million of the registered debt securities may be issued in exchange for up to US$1,500 million of the Company's outstanding restricted 5.00% US dollar debt securities due December 2029 and 5.40% US dollar debt securities due December 2034. Any notes issued under such exchange will not be subject to transfer restrictions and will not result in a change in the current level of indebtedness.

Canadian Natural Resources Limited	10	Three and nine months ended September 30, 2025

7. OTHER LONG-TERM LIABILITIES

	Sep 30 2025	Dec 31 2024
Asset retirement obligations	$9,705	$8,607
Lease liabilities (note 4)	1,450	1,464
Share-based compensation	418	620
Transportation and processing contracts	42	58
Risk management (note 13)	148	8
Other	80	80
	11,843	10,837
Less: current portion	1,464	1,535
	$10,379	$9,302
Asset Retirement Obligations
The Company's asset retirement obligations are expected to be settled on an ongoing basis over a period of approximately 60 years and discounted using a weighted average discount rate of 4.8% (December 31, 2024 – 4.8%) and inflation rates of up to 2% (December 31, 2024 – up to 2%). Reconciliations of the discounted asset retirement obligations were as follows:

	Sep 30 2025	Dec 31 2024
Balance – beginning of period	$8,607	$7,690
Liabilities incurred	26	28
Liabilities acquired, net	420	171
Liabilities settled	(570)	(646)
Asset retirement obligation accretion	276	389
Revision of cost, inflation, and timing estimates (1)	1,007	417
Change in discount rates	—	419
Foreign exchange adjustments	(61)	139
Balance – end of period	9,705	8,607
Less: current portion	901	787
	$8,804	$7,820
(1)Includes normal course revisions of cost, inflation, and timing estimates, as well as revisions to abandonment and decommissioning costs for the Ninian field and T-Block assets in the North Sea.
Share-Based Compensation
The liability for share-based compensation includes costs incurred under the Company's Stock Option Plan and Performance Share Unit ("PSU") Plan. The Company's Stock Option Plan provides current employees with the right to elect to receive common shares or a cash payment in exchange for stock options surrendered. The PSU Plan provides certain executive employees of the Company with the right to receive a cash payment, the amount of which is determined with reference to the value of the Company's shares, by individual employee performance, and the extent to which certain other performance measures are met.

Canadian Natural Resources Limited	11	Three and nine months ended September 30, 2025

The Company recognizes a liability for potential cash settlements under these plans. The current portion of the liability represents the maximum amount of the liability payable within the next twelve month period if all vested stock options and PSUs are settled in cash.

	Sep 30 2025	Dec 31 2024
Balance – beginning of period	$620	$780
Share-based compensation expense	97	279
Cash payment for stock options surrendered and PSUs vested	(93)	(84)
Transferred to common shares	(207)	(358)
Other	1	3
Balance – end of period	418	620
Less: current portion	320	463
	$98	$157
8. INCOME TAXES
The provision for income tax was as follows:

	Three Months Ended		Nine Months Ended
Expense (recovery)	Sep 30 2025	Sep 30 2024	Sep 30 2025	Sep 30 2024
Current corporate income tax – North America (1)	$499	$433	$1,597	$1,393
Current corporate income tax – North Sea	(37)	(12)	(108)	(30)
Current corporate income tax – Offshore Africa	—	12	5	22
Current PRT (2) – North Sea	(45)	(47)	(133)	(67)
Other taxes	2	3	7	(8)
Current income tax	419	389	1,368	1,310
Deferred corporate income tax	(143)	120	(130)	148
Deferred PRT (2) – North Sea	(389)	34	(362)	47
Deferred income tax	(532)	154	(492)	195
Income tax	$(113)	$543	$876	$1,505
(1)Includes North America Exploration and Production, Oil Sands Mining and Upgrading, and Midstream and Refining segments.
(2)Petroleum Revenue Tax.
For the three and nine months ended September 30, 2025, the Company recognized deferred tax recoveries comprised of a deferred corporate income tax recovery of $143 million (September 30, 2024 – $nil) and a deferred PRT recovery of $420 million (September 30, 2024 – $nil) in connection with the increase in the Company's estimate of abandonment costs for the planned decommissioning activities at the Ninian field and T‑Block in the North Sea (note 3).

Canadian Natural Resources Limited	12	Three and nine months ended September 30, 2025

9. SHARE CAPITAL
Authorized
Preferred shares issuable in a series.
Unlimited number of common shares without par value.

	Nine Months Ended Sep 30, 2025
Issued Common Shares	Number of shares (thousands)	Amount
Balance – beginning of period	2,102,996	$11,064
Issued upon exercise of stock options	9,066	191
Previously recognized liability on stock options exercised for common shares	—	207
Purchase of common shares under Normal Course Issuer Bid	(26,980)	(145)
Balance – end of period	2,085,082	$11,317
Dividends
The Company has paid regular quarterly dividends in each year since 2001. The dividend policy undergoes periodic review by the Board of Directors and is subject to change.
On March 5, 2025, the Board of Directors approved a 4% increase in the quarterly dividend to $0.5875 per common share, beginning with the dividend paid on April 4, 2025.
On October 7, 2024, the Board of Directors approved a 7% increase in the quarterly dividend to $0.5625 per common share. On February 28, 2024, the Board of Directors approved a 5% increase in the quarterly dividend to $0.525 per common share.
Normal Course Issuer Bid
On March 10, 2025, the Company's application was approved for a Normal Course Issuer Bid to purchase through the facilities of the Toronto Stock Exchange ("TSX"), alternative Canadian trading platforms, and the New York Stock Exchange ("NYSE"), up to 178,738,237 common shares, representing 10% of the public float, over a 12-month period commencing March 13, 2025 and ending March 12, 2026.
For the nine months ended September 30, 2025, the Company purchased 26,980,000 common shares at a weighted average price of $42.81 per common share for a total cost, including tax, of $1,170 million. Retained earnings were reduced by $1,025 million, representing the excess of the purchase price of common shares over their average carrying value. Subsequent to September 30, 2025, up to and including November 4, 2025, the Company purchased 2,500,000 common shares at a weighted average price of $44.03 per common share for a total cost, including tax, of $112 million.
Share-Based Compensation – Stock Options
The following table summarizes information relating to stock options outstanding as at September 30, 2025:

	Nine Months Ended Sep 30, 2025
	Stock options (thousands)	Weighted average exercise price
Outstanding – beginning of period	50,806	$33.90
Granted	18,804	43.40
Exercised for common shares	(9,066)	21.12
Surrendered for cash settlement	(455)	21.86
Forfeited	(2,763)	38.37
Outstanding – end of period	57,326	$38.91
Exercisable – end of period	10,887	$33.41
The Stock Option Plan is a "rolling 7%" plan, whereby the aggregate number of common shares that may be reserved for issuance under the plan shall not exceed 7% of the common shares outstanding from time to time.

Canadian Natural Resources Limited	13	Three and nine months ended September 30, 2025

10. ACCUMULATED OTHER COMPREHENSIVE INCOME
The components of accumulated other comprehensive income, net of taxes, were as follows:

	Sep 30 2025	Sep 30 2024
Derivative financial instruments designated as cash flow hedges	$69	$70
Foreign currency translation adjustment	166	130
	$235	$200
11. CAPITAL DISCLOSURES
The Company has defined its capital to mean its long-term debt and consolidated shareholders' equity, as determined at each reporting date.
The Company's objectives when managing its capital structure are to maintain financial flexibility and balance to enable the Company to access capital markets to sustain its on-going operations and growth strategies. The Company primarily monitors capital on the basis of an internally derived financial measure referred to as its "debt to book capitalization ratio", which is the ratio of current and long-term debt less cash and cash equivalents divided by the sum of the carrying value of shareholders' equity plus current and long-term debt less cash and cash equivalents. The Company's internal targeted range for its debt to book capitalization ratio is 25% to 45%. The ratio may fall below or exceed the targeted range depending on the execution of the Company's capital program, commodity price and foreign currency volatility, and the timing of acquisitions. As at September 30, 2025, the ratio was within the target range at 29.8%.
Readers are cautioned that the debt to book capitalization ratio is not defined by IFRS and this financial measure may not be comparable to similar measures presented by other companies. Further, there are no assurances that the Company will continue to use this measure to monitor capital or will not alter the method of calculation of this measure in the future.

	Sep 30 2025	Dec 31 2024
Long-term debt	$17,268	$18,819
Less: cash and cash equivalents	113	131
Long-term debt, net	$17,155	$18,688
Total shareholders' equity	$40,461	$39,468
Debt to book capitalization	29.8%	32.1%
The Company is subject to a financial covenant that requires debt to book capitalization as defined in its credit facility agreements to not exceed 65%. As at September 30, 2025, the Company was in compliance with this covenant.
12. NET EARNINGS PER COMMON SHARE

		Three Months Ended		Nine Months Ended
		Sep 30 2025	Sep 30 2024	Sep 30 2025	Sep 30 2024
Weighted average common shares outstanding – basic (thousands of shares)		2,087,944	2,119,970	2,093,827	2,131,767
Effect of dilutive stock options (thousands of shares)		6,046	13,093	7,001	15,417
Weighted average common shares outstanding – diluted (thousands of shares)		2,093,990	2,133,063	2,100,828	2,147,184
Net earnings		$600	$2,266	$5,517	$4,968
Net earnings per common share	– basic	$0.29	$1.07	$2.64	$2.33
	– diluted	$0.29	$1.06	$2.63	$2.31

Canadian Natural Resources Limited	14	Three and nine months ended September 30, 2025

13. FINANCIAL INSTRUMENTS
The Company's financial instruments are comprised of cash and cash equivalents, accounts receivable, risk management assets and liabilities, accounts payable, accrued liabilities, lease liabilities, and long-term debt. These financial instruments, with the exception of risk management assets and liabilities are classified as financial assets and liabilities at amortized cost. Risk management assets and liabilities are classified as derivatives held for trading, cash flow hedges, or embedded derivatives.
The estimated fair values of derivative financial instruments in Level 2 and Level 3 at each measurement date have been determined based on appropriate internal valuation methodologies and/or third party indications, including quoted forward prices for commodities, foreign exchange rates, interest yield curves, and other volatility factors.
The changes in estimated fair values of derivative financial instruments included in the risk management asset (liability) were recognized in the financial statements as follows:

Asset (liability)	Sep 30 2025	Dec 31 2024
Balance – beginning of period	$5	$9
Net change in fair value of outstanding derivative financial instruments recognized in:
Risk management activities (1) (2) (3) (4) (5)	(146)	(6)
Foreign exchange	1	1
Other comprehensive income	1	1
Balance – end of period	(139)	5
Less: current portion	5	5
	$(144)	$—
(1)Risk management assets and liabilities are disclosed in note 5 and note 7, respectively.
(2)In the third quarter of 2025, the Company entered into fixed price financial contracts to buy 12,500 MMBtu/d of natural gas at US$1.30 AECO for the period of August to December 2025, and 25,000 MMBtu/d of natural gas at US$2.16 AECO for the period of January to December 2026.
(3)In the second quarter of 2025, the Company entered into a long-term natural gas supply agreement that contains an embedded derivative.
(4)In the fourth quarter of 2024, the Company entered into fixed price financial contracts to buy 12,500 MMBtu/d of natural gas at US$1.47 AECO, and 25,000 MMBtu/d of natural gas at US$1.82 AECO for the period of January to December 2025.
(5)In the fourth quarter of 2023, the Company entered into fixed price financial contracts to buy 50,000 MMBtu/d of natural gas at US$1.82 AECO for the period of January to December 2024.
Net loss (gain) from risk management activities was as follows:

	Three Months Ended		Nine Months Ended
	Sep 30 2025	Sep 30 2024	Sep 30 2025	Sep 30 2024
Net realized risk management loss (gain)	$54	$(21)	$(62)	$22
Net unrealized risk management loss	160	—	148	13
	$214	$(21)	$86	$35
The carrying amounts of the Company's financial instruments approximated their fair value, except for fixed rate long-term debt. The Company's financial instruments are categorized as Level 1 with the exception of risk management assets and liabilities, which are categorized as Level 2, and embedded derivatives, which are categorized as Level 3. There were no transfers between Level 1, 2, and 3 financial instruments. The fair values of the Company's fixed rate long-term debt is outlined below:

	Sep 30, 2025
	Carrying amount	Level 1 Fair Value
Fixed rate long-term debt (1) (2)	$11,190	$11,467
(1)The fair value of fixed rate long-term debt has been determined based on quoted market prices.
(2)Includes the current portion of fixed rate long-term debt.

Canadian Natural Resources Limited	15	Three and nine months ended September 30, 2025

Embedded Derivative Contract
During the second quarter of 2025, the Company entered into a long-term natural gas supply agreement to supply 140,000 MMBtu/d of natural gas for a term of 15 years, with delivery anticipated to begin in 2030, subject to a number of conditions precedent including a positive final investment decision by the counterparty. Under the terms of the agreement, the Company will deliver natural gas to its counterparty in Illinois, USA and receive a Japan Korea Marker ("JKM") index price less deductions for transportation and liquefaction. The contract includes an embedded derivative as a result of the pricing structure, and the host contract is the natural gas sales agreement with a Chicago Citygate price.
The natural gas embedded derivative contract is categorized as Level 3 within the fair value hierarchy, as the fair value is determined using a discounted cash flow which incorporates significant unobservable inputs, including future natural gas pricing, a probability factor, and a discount rate.
The Company recognizes a (gain) loss on risk management activities in the statements of earnings related to its natural gas embedded derivative. The (gain) loss is determined by the relative movements in fair value compared to the prior period balance sheet date. For the nine months ended September 30, 2025, the Company recognized an unrealized loss of $145 million and a corresponding risk management liability.
The Level 3 fair value measurements of the embedded derivative could be materially impacted by a change in the discount rate, probability factor, and movements in natural gas prices. The following table summarizes the impacts to the fair value of the embedded derivative resulting from changes in the specified variable over the 15-year contract. These sensitivities are theoretical, as changes in one variable may contribute to changes in another variable, which may magnify or counteract the sensitivities.

($ millions)	Sep 30, 2025
JKM price
Increase / decrease of US$0.10/MMBtu	38 / (38)
Discount rate
Increase / decrease of 1%	(55) / 64
Financial Risk Factors
The Company's financial risks are consistent with those discussed in notes 1, 4 and 19 of the Company's audited consolidated financial statements for the year ended December 31, 2024.
a) Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company's market risk is comprised of commodity price risk, interest rate risk, and foreign currency exchange rate risk.
Commodity price risk management
The Company periodically uses commodity derivative financial instruments to manage its exposure to commodity price risk associated with the sale of its future crude oil and natural gas production and with natural gas purchases. These financial instruments are entered into solely for hedging purposes and are not used for speculative purposes.
Interest rate risk management
The Company is exposed to interest rate price risk on its fixed rate long-term debt and to interest rate cash flow risk on its floating rate long-term debt. As at September 30, 2025, the Company had no interest rate swap contracts outstanding.
Foreign currency exchange rate risk management
The Company is exposed to foreign currency exchange rate risk in Canada primarily related to its US dollar denominated long-term debt, commercial paper, and working capital. The Company is also exposed to foreign currency exchange rate risk on transactions conducted in other currencies and in the carrying value of its foreign subsidiaries. The Company periodically enters into foreign currency forward contracts, foreign exchange options contracts, SOFR loans, and commercial paper to mitigate its foreign currency exchange rate risk.
As at September 30, 2025, the Company had US$2,624 million of foreign currency forward contracts outstanding (December 31, 2024 – US$2,187 million), with original terms of up to 90 days, of which US$1,500 million were designated as derivatives held for trading (December 31, 2024 – US$1,521 million) and US$1,124 million were designated as cash flow hedges (December 31, 2024 – US$666 million).

Canadian Natural Resources Limited	16	Three and nine months ended September 30, 2025

As at September 30, 2025, the Company had no foreign currency put option contracts outstanding. The Company periodically sells put option contracts which grant the purchaser the right, but not the obligation to exercise the contract on the expiry date (European option) and are designated as derivatives held for trading. The amount that may be payable upon exercise is initially recognized as a liability valued at the amount paid by the counterparty. The option is remeasured to fair value at each reporting date with gains and losses recognized in risk management activities in net earnings. If the option expires unexercised, the remaining liability is derecognized.
b) Credit risk
Credit risk is the risk that a party to a financial instrument will cause a financial loss to the Company by failing to discharge an obligation.
Counterparty credit risk management
The Company's accounts receivable are mainly with customers in the crude oil and natural gas industry and are subject to normal industry credit risks. The Company manages these risks by reviewing its exposure to individual companies on a regular basis and, where appropriate, ensuring that parental guarantees or letters of credit are in place to minimize the impact in the event of default. As at September 30, 2025, substantially all of the Company's accounts receivable were due within normal trade terms.
The Company is also exposed to possible losses in the event of nonperformance by counterparties to derivative financial instruments; however, the Company manages this credit risk by entering into agreements with counterparties that are substantially all investment grade financial institutions. The carrying amount of financial assets approximates the maximum credit exposure.
c) Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities.
Management of liquidity risk requires the Company to maintain sufficient cash and cash equivalents, along with other sources of capital, consisting primarily of cash flow from operating activities, available credit facilities, commercial paper and access to debt capital markets, to meet obligations as they become due. The Company believes it has adequate bank credit facilities to provide liquidity to manage fluctuations in the timing of the receipt and/or disbursement of operating cash flows.
As at September 30, 2025, the maturity dates of the Company's financial liabilities were as follows:

	Less than 1 year	1 to less than 2 years	2 to less than 5 years	Thereafter
Accounts payable	$1,326	$—	$—	$—
Accrued liabilities	$4,154	$—	$—	$—
Long-term debt (1)	$829	$3,047	$6,345	$7,127
Other long-term liabilities (2)	$227	$175	$417	$779
Interest and other financing expense (3)	$966	$938	$1,634	$3,114
(1)Long-term debt represents principal repayments only and does not reflect interest, original issue discounts and premiums or transaction costs.
(2)Lease payments included within other long-term liabilities reflect principal payments only and are as follows; less than one year, $224 million; one to less than two years, $175 million; two to less than five years, $417 million; and thereafter, $634 million.
(3)Includes interest and other financing expense on long-term debt and other long-term liabilities. Payments were estimated based upon applicable interest and foreign exchange rates as at September 30, 2025.

Canadian Natural Resources Limited	17	Three and nine months ended September 30, 2025

14. COMMITMENTS AND CONTINGENCIES
In the normal course of business, the Company has committed to certain payments. The following table summarizes the Company's commitments as at September 30, 2025:

	Remaining 2025	2026	2027	2028	2029	Thereafter
Product transportation, purchases, and processing (1)	$602	$2,380	$2,253	$2,107	$2,004	$19,595
North West Redwater Partnership service toll (2)	$35	$117	$97	$98	$97	$4,018
Offshore vessels and equipment	$94	$—	$—	$—	$—	$—
Field equipment and power	$29	$32	$29	$28	$27	$216
Other	$31	$119	$19	$19	$18	$195
(1)The Company's commitment for its 20-year product transportation agreement ending in 2044 on the Trans Mountain Expansion ("TMX") pipeline reflects interim tolls approved by the Canada Energy Regulator in the fourth quarter of 2023, and is subject to change pending the approval of final tolls.
(2)Pursuant to the processing agreements, the Company pays its 25% pro rata share of the debt component of the monthly fee-for-service toll. Included in the toll is $1,882 million of interest payable over the 40-year tolling period, ending in 2058 (note 5).
In addition to the commitments disclosed above, the Company has entered into various agreements related to the engineering, procurement, and construction of its various development projects. These contracts can be cancelled by the Company upon notice without penalty, subject to the costs incurred up to and in respect of the cancellation.
The Company is defendant and plaintiff in a number of legal actions arising in the normal course of business. In addition, the Company is subject to certain contractor construction claims. The Company believes that any liabilities that might arise pertaining to any such matters would not have a material effect on its consolidated financial position.

Canadian Natural Resources Limited	18	Three and nine months ended September 30, 2025

15. SEGMENTED INFORMATION

	North America				North Sea				Offshore Africa				Total Exploration and Production
	Three Months Ended		Nine Months Ended		Three Months Ended		Nine Months Ended		Three Months Ended		Nine Months Ended		Three Months Ended		Nine Months Ended
	Sep 30		Sep 30		Sep 30		Sep 30		Sep 30		Sep 30		Sep 30		Sep 30
(millions of Canadian dollars, unaudited)	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Segmented product sales
Crude oil and NGLs	$4,724	$4,357	$14,685	$13,910	$28	$93	$236	$365	$21	$203	$131	$367	$4,773	$4,653	$15,052	$14,642
Natural gas	355	224	1,581	1,001	2	1	11	4	9	11	30	34	366	236	1,622	1,039
Other income and revenue (1)	41	(3)	74	(10)	—	—	—	4	—	2	1	3	41	(1)	75	(3)
Total segmented product sales	5,120	4,578	16,340	14,901	30	94	247	373	30	216	162	404	5,180	4,888	16,749	15,678
Less: royalties	(710)	(696)	(1,978)	(2,120)	(1)	—	(1)	(1)	(1)	(11)	(7)	(20)	(712)	(707)	(1,986)	(2,141)
Segmented revenue	4,410	3,882	14,362	12,781	29	94	246	372	29	205	155	384	4,468	4,181	14,763	13,537
Segmented expenses
Production	914	777	2,637	2,490	63	101	351	319	15	46	58	86	992	924	3,046	2,895
Blending and feedstock	883	946	3,393	3,466	—	—	—	—	—	—	—	—	883	946	3,393	3,466
Transportation	507	363	1,501	1,109	2	3	6	9	—	—	—	—	509	366	1,507	1,118
Depletion, depreciation and amortization (3)	1,188	924	3,365	2,821	1,285	17	1,358	58	20	96	92	251	2,493	1,037	4,815	3,130
Asset retirement obligation accretion	57	58	163	173	13	16	41	48	3	2	7	6	73	76	211	227
Risk management loss (commodity derivatives)	162	1	151	7	—	—	—	—	—	—	—	—	162	1	151	7
Gain on acquisition	—	—	(80)	—	—	—	—	—	—	—	—	—	—	—	(80)	—
Total segmented expenses	3,711	3,069	11,130	10,066	1,363	137	1,756	434	38	144	157	343	5,112	3,350	13,043	10,843
Segmented earnings (loss)	$699	$813	$3,232	$2,715	$(1,334)	$(43)	$(1,510)	$(62)	$(9)	$61	$(2)	$41	$(644)	$831	$1,720	$2,694
Non-segmented expenses
Administration
Share-based compensation
Interest and other financing expense
Risk management loss (gain) (other)
Foreign exchange loss (gain)
Gain from investments
Total non-segmented expenses
Earnings before taxes
Current income tax
Deferred income tax
Net earnings

Canadian Natural Resources Limited	19	Three and nine months ended September 30, 2025

	Oil Sands Mining and Upgrading				Midstream and Refining				Inter–segment Elimination and Other				Total
	Three Months Ended		Nine Months Ended		Three Months Ended		Nine Months Ended		Three Months Ended		Nine Months Ended		Three Months Ended		Nine Months Ended
	Sep 30		Sep 30		Sep 30		Sep 30		Sep 30		Sep 30		Sep 30		Sep 30
(millions of Canadian dollars, unaudited)	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Segmented product sales
Crude oil and NGLs (2)	$5,255	$5,208	$15,157	$13,901	$24	$20	$68	$61	$416	$62	$797	$99	$10,468	$9,943	$31,074	$28,703
Natural gas	—	—	—	—	—	—	—	—	33	21	93	78	399	257	1,715	1,117
Other income and revenue (1)	54	—	127	(3)	106	191	464	620	2	11	2	11	203	201	668	625
Total segmented product sales	5,309	5,208	15,284	13,898	130	211	532	681	451	94	892	188	11,070	10,401	33,457	30,445
Less: royalties	(842)	(801)	(2,318)	(2,116)	—	—	—	—	—	—	—	—	(1,554)	(1,508)	(4,304)	(4,257)
Segmented revenue	4,467	4,407	12,966	11,782	130	211	532	681	451	94	892	188	9,516	8,893	29,153	26,188
Segmented expenses
Production	1,135	935	3,440	2,902	77	78	216	245	16	12	49	43	2,220	1,949	6,751	6,085
Blending and feedstock	573	643	1,621	1,721	82	166	359	509	432	75	842	144	1,970	1,830	6,215	5,840
Transportation	206	151	537	323	3	3	38	12	3	(5)	(1)	(9)	721	515	2,081	1,444
Depletion, depreciation and amortization (3)	713	556	2,018	1,637	5	5	13	13	—	—	—	—	3,211	1,598	6,846	4,780
Asset retirement obligation accretion	22	21	65	64	—	—	—	—	—	—	—	—	95	97	276	291
Risk management loss (commodity derivatives)	—	—	—	—	—	—	—	—	—	—	—	—	162	1	151	7
Gain on acquisition	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(80)	—
Total segmented expenses	2,649	2,306	7,681	6,647	167	252	626	779	451	82	890	178	8,379	5,990	22,240	18,447
Segmented earnings (loss)	$1,818	$2,101	$5,285	$5,135	$(37)	$(41)	$(94)	$(98)	$—	$12	$2	$10	$1,137	$2,903	$6,913	$7,741
Non-segmented expenses
Administration													152	126	455	376
Share-based compensation													63	(46)	97	235
Interest and other financing expense													93	154	589	450
Risk management loss (gain) (other)													52	(22)	(65)	28
Foreign exchange loss (gain)													290	(118)	(556)	235
Gain from investments													—	—	—	(56)
Total non-segmented expenses													650	94	520	1,268
Earnings before taxes													487	2,809	6,393	6,473
Current income tax													419	389	1,368	1,310
Deferred income tax													(532)	154	(492)	195
Net earnings													$600	$2,266	$5,517	$4,968
(1)Includes the sale of diesel and other refined products in the Midstream and Refining segment, and other income.
(2)Includes blending and feedstock costs associated with the processing of third party bitumen and other purchased feedstock in the Oil Sands Mining and Upgrading segment.
(3)Includes $1,258 million for revisions to abandonment and decommissioning costs in the North Sea for the three and nine months ended September 30, 2025 (note 3).

Canadian Natural Resources Limited	20	Three and nine months ended September 30, 2025

Capital Expenditures (1)

	Nine Months Ended
	Sep 30, 2025			Sep 30, 2024
	Net expenditures	Non-cash and fair value changes (2)	Capitalized costs	Net expenditures	Non-cash and fair value changes (2)	Capitalized costs
Exploration and evaluation assets
Exploration and Production
North America	$120	$85	$205	$76	$(37)	$39
Offshore Africa	—	—	—	(3)	(62)	(65)
	120	85	205	73	(99)	(26)
Property, plant and equipment
Exploration and Production
North America	3,432	(34)	3,398	2,325	(396)	1,929
North Sea	16	1,003	1,019	36	—	36
Offshore Africa	309	—	309	122	—	122
	3,757	969	4,726	2,483	(396)	2,087
Oil Sands Mining and Upgrading	1,400	(646)	754	1,489	(381)	1,108
Midstream and Refining	6	—	6	10	—	10
Head Office	59	—	59	28	—	28
	5,222	323	5,545	4,010	(777)	3,233
	$5,342	$408	$5,750	$4,083	$(876)	$3,207
(1)This table provides a reconciliation of capitalized costs, reported in note 2 and note 3, to net expenditures reported in the investing activities section of the statements of cash flows. The reconciliation excludes the impact of foreign exchange adjustments.
(2)Derecognitions, asset retirement obligations, transfer of exploration and evaluation assets, and other fair value adjustments.
Segmented Assets

	Sep 30 2025	Dec 31 2024
Exploration and Production
North America	$33,345	$32,670
North Sea	758	702
Offshore Africa	1,512	1,412
Other	59	31
Oil Sands Mining and Upgrading	48,399	49,221
Midstream and Refining	1,229	1,099
Head Office	287	224
	$85,589	$85,359

Canadian Natural Resources Limited	21	Three and nine months ended September 30, 2025

SUPPLEMENTARY INFORMATION
INTEREST COVERAGE RATIOS
The following financial ratios are provided in connection with the Company's continuous offering of medium-term notes pursuant to the short form prospectus dated August 2025. These ratios are based on the Company's interim consolidated financial statements that are prepared in accordance with accounting principles generally accepted in Canada.

Interest coverage ratios for the twelve month period ended September 30, 2025:
Interest coverage (times)
Net earnings (1)	11.9x
Adjusted funds flow (2)	24.9x
(1)Net earnings plus income taxes and interest expense; divided by interest expense.
(2)Adjusted funds flow (as defined in the Company's Management's Discussion and Analysis), plus current income taxes and interest expense; divided by interest expense.

Canadian Natural Resources Limited	22	Three and nine months ended September 30, 2025